Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2014 Results

Guelph, Ontario, March 5, 2015 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                  Total solar module shipments were 1,125 MW, with 897 MW recognized in revenue, compared to 770 MW recognized in revenue in the third quarter of 2014, and fourth quarter guidance in the range of 810 MW to 860 MW.

•                  Net revenue was $956.2 million, compared to $914.4 million in the third quarter of 2014 and fourth quarter guidance in the range of $925 million to $975 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 51.7% compared to 53.8% in the third quarter of 2014.

•                  Gross margin was 19.3%, compared to 22.9% in the third quarter of 2014 and fourth quarter guidance in the range of 17% to 19%.

•                  Income from operations was $116.0 million and non-cash charges for depreciation, amortization and equity compensation were $23.4 million

•                  Net income attributable to Canadian Solar was $75.7 million, or $1.28 per diluted share, compared to $104.2 million, or $1.75 per diluted share, in the third quarter of 2014.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.02 billion, compared to $817.2 million at the end of the third quarter of 2014.

•                  Net cash generated from operating activities was $259.1 million, compared to net cash generated from operating activities of $204.1 million in the third quarter of 2014.

•                  During the quarter, the Company closed the sale of five solar power plants in Canada, and one solar power plant in the United States.

•                  After the end of the quarter the Company entered into an agreement to acquire Recurrent Energy LLC (“Recurrent”) for $265 million from Sharp Corporation.

Full Year 2014 Highlights

•                  Total solar module shipments were 3,105 MW, with 2,813 MW recognized in revenue, compared to 1.9 GW recognized in revenue in 2013 and full year 2014 guidance in the range of 2.7 GW to 2.8 GW.

•                  Net revenue was $2.96 billion, compared to $1.65 billion in 2013 and full year 2014 guidance in the range of $2.93 billion to $2.98 billion.

•                  Net revenue from the total solutions business was 44.5% of total net revenue, compared to 28.6% in 2013.

•                  Income from operations was $366.3 million and non-cash charges for depreciation, amortization and equity compensation were $87.7 million.

•                  Net income attributable to Canadian Solar was $239.5 million, or $4.11 per diluted share, compared to $31.7 million, or $0.63 per diluted share, in 2013.

•                  During the year, the Company delivered a total of 454MW of system kits and utility-scale solar power plants to all of its key markets.

•                  Cash flow from operations was approximately $265.1 million, compared to $229.5 million in 2013.

Fourth Quarter 2014 Results

Net revenue for the fourth quarter of 2014 was $956.2 million, up 4.6% from $914.4 million in the third quarter of 2014 and up 84.1% from $519.5 million in the fourth quarter of 2013.  Total solar module shipments in the fourth quarter of 2014 were 1,125 MW, with 897 MW recognized in revenue, compared to 770 MW recognized in the third quarter of 2014 and 621 MW in the fourth quarter of 2013.  Solar module shipments recognized in revenue in the fourth quarter of 2014 included 163 MW used in the Company’s total solutions business, compared to 173 MW in the third quarter of 2014 and 41 MW in the fourth quarter of 2013.

By geographic area, in the fourth quarter of 2014, sales to the Americas represented 61.8% of net revenue, sales to Asia and other markets represented 32.7% of net revenue, and sales to Europe represented 5.5% of net revenue, compared to 71.7%, 20.9% and 7.4%, respectively, in the third quarter of 2014 and 32.1%, 62.4% and 5.5%, respectively, in the fourth quarter of 2013.

	Q4 2014		Q3 2014		Q4 2013
	US$M	%	US$M	%	US$M	%
The Americas	590.8	61.8	655.3	71.7	167.0	32.1
Asia and others	312.4	32.7	191.6	20.9	323.8	62.4
Europe	53.0	5.5	67.5	7.4	28.7	5.5
Total	956.2	100.0	914.4	100.0	519.5	100.0

Gross profit for the fourth quarter of 2014 was $184.9 million, compared to $209.3 million in the third quarter of 2014 and $101.3 million in the fourth quarter of 2013.  Gross margin in the fourth quarter of 2014 was 19.3%, compared to 22.9% in the third quarter of 2014 and 19.5% in the fourth quarter of 2013.  The sequential decrease in gross margin was primarily due to the impact of the U.S. trade case, lower average selling price of modules as a result of the depreciation of Japanese Yen and Euro against the U.S. dollar, and lower margin from the total solutions business in Canada.

Total operating expenses were $68.9 million in the fourth quarter of 2014, up 29.5% from $53.2 million in the third quarter of 2014 and 23.1% from $56.0 million in the fourth quarter of 2013.  The sequential and year-over-year increases in total operating expenses were primarily due to higher general and administrative expenses as explained below.

Selling expenses were $36.2 million in the fourth quarter of 2014, up 2.4% from $35.4 million in the third quarter of 2014 and 27.3% from $28.5 million in the fourth quarter of 2013.  The sequential increase in selling expenses was primarily due to higher salary and bonus expenses as well as higher shipping and handling expenses.  The year-over-year increase in selling expenses was primarily due to higher shipment volume as well as increases in salaries.

General and administrative expenses were $29.3 million in the fourth quarter of 2014, up 99.7% from $14.7 million in the third quarter of 2014 and 20.6% from $24.3 million in the fourth quarter of 2013.  Excluding the $4.3 million reversal of bad debt provision in the third quarter of 2014, the sequential increase in general and administrative expenses was primarily due to higher legal fees related to trade and other cases, impairment of certain idle assets of approximately $2 million and higher salary and bonus expenses. The year-over-year increase in general and administrative expenses was primarily due to higher salary and bonus expenses and higher legal fees and consulting expenses.

Research and development expenses were $3.4 million in the fourth quarter of 2014, compared to $3.2 million in the third quarter of 2014 and $3.2 million in the fourth quarter of 2013.

Income from operations was $116.0 million in the fourth quarter of 2014, compared to $156.1 million in the third quarter of 2014 and $45.3 million in the fourth quarter of 2013.Operating margin was 12.1% in the fourth quarter of 2014, compared to 17.1% in the third quarter of 2014 and 8.7% in the fourth quarter of 2013.

Non-cash, depreciation and amortization charges were approximately $22.2 million in the fourth quarter of 2014, compared to $20.8 million in the third quarter of 2014, and $19.2 million in the fourth quarter of 2013. Non-cash, equity compensation expense was $1.2 million in the fourth quarter of 2014, compared to $1.4 million in the third quarter of 2014, and $0.8 million in the fourth quarter of 2013.

Interest expense was $12.1 million in the fourth quarter of 2014, compared to $12.0 million in the third quarter of 2014 and $9.9 million in the fourth quarter of 2013.  The year-over-year increase in interest expense was primarily due to the interest payable on the convertible senior notes issued in the first quarter 2014.

Interest income in the fourth quarter of 2014 was $4.2 million, compared to $3.7 million in the third quarter of 2014 and $2.8 million in the fourth quarter of 2013.

The Company recorded a gain on change in fair value of derivatives of $14.9 million in the fourth quarter of 2014, compared to a gain of $15.4 million in the third quarter of 2014 and a gain of $8.9 million in the fourth quarter of 2013.  Foreign exchange loss in the fourth quarter of 2014 was $19.8 million compared to foreign exchange loss of $20.9 million in the third quarter of 2014 and foreign exchange loss of $18.5 million in the fourth quarter of 2013.

Income tax expense in the fourth quarter of 2014 was $27.5 million, compared to income tax expense of $34.4 million in the third quarter of 2014 and income tax expense of $3.7 million in the fourth quarter of 2013.

Net income attributable to Canadian Solar in the fourth quarter of 2014 was $75.7 million, or $1.28 per diluted share, compared to net income of $104.2 million, or $1.75 per diluted share, in the third quarter of 2014, and net income of $20.9 million, or $0.39 per diluted share, in the fourth quarter of 2013.

Financial Condition

The Company had $1.02 billion of cash, cash equivalents and restricted cash as of December 31, 2014, compared to $817.2 million as of September 30, 2014.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2014 were $366.9 million, compared to $347.3 million at the end of the third quarter of 2014.  Accounts receivable turnover was 42 days in the fourth quarter of 2014, compared to 45 days in the third quarter of 2014.

Inventories at the end of the fourth quarter of 2014 were $432.3 million, compared to $390.5 million at the end of the third quarter of 2014.  Inventory turnover was 51 days in the fourth quarter of 2014, compared to 56 days in the third quarter of 2014.

In the fourth quarter of 2014, the Company decided to change its business model in China from building and selling projects to building and operating projects.  As a result, $98.0 million was reclassified from project assets to property, plant and equipment.

Accounts and notes payable at the end of the fourth quarter of 2014 were $801.0 million, compared to $751.7 million at the end of the third quarter of 2014.

Short-term borrowings at the end of the fourth quarter of 2014 were $725.5 million, compared to $718.1 million at the end of the third quarter of 2014.  Long-term debt at the end of the fourth quarter of 2014 was $134.3 million, compared to $146.7 million at the end of the third quarter of 2014.  Senior convertible notes totaled $150.0 million at the end of the fourth quarter of 2014, unchanged from the end of the third quarter of 2014.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $128.9 million at the end of the fourth quarter of 2014.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked:  “This was a record year for Canadian Solar.  We achieved new high water marks in terms of solar projects sold, solar modules shipped, revenue, net income and free cash flow.  Our success in monetizing our global solar project pipeline has strengthened our balance sheet, which has allowed us to secure new projects to replenish our pipeline, as evidenced by our acquisition of projects in Japan, and the United Kingdom as well as our recently announced acquisition of Recurrent.  The Recurrent acquisition, which is expected to close in the first quarter of 2015, is a significant milestone, as it expands our total project pipeline to 8.5 GW, with approximately 2.4 GW of late-stage projects representing a revenue opportunity of at least $6.0 billion over the next two to three years, under a build-and-sell business model.  This gives us a level of stability and visibility unique in the solar power industry and further consolidates Canadian Solar’s position as a Tier 1 global leader in the solar industry.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “2014 was a record year for shipments and profitability and a breakthrough year for our energy business, and the fourth quarter was a record fourth quarter.  Our global module and energy business teams worked hard to deliver these strong results.  In the fourth quarter, both shipments and gross margin exceeded our expectations as we benefitted from higher gross margin utility-scale solar power project sales and improved efficiencies from our ongoing manufacturing cost reduction efforts. These improved efficiencies partially offset lower average selling price mainly caused by currency fluctuations.  We believe that we are now well positioned to deliver increased value to our shareholders, which include many of our employees, as we look to move beyond a build and sell model for our energy business.  2015 should prove to be another year of solid progress for us and our whole management team is excited at the possibilities that are now open to us.”

Utility Scale Project Pipeline Update

At the end of February of 2015, the Company had a pipeline of late -stage, utility-scale solar projects totaling approximately 1.4 GW DC.  These projects include owned and joint-venture projects as well as projects where the Company provides engineering, procurement, and construction (“EPC”) services.  Canadian Solar’s late-stage, utility-scale solar project pipeline is expected to increase by approximately 1.0 GW DC to 2.4GW DC with the Recurrent acquisition, which is expected to close in the first quarter of 2015.

In Canada, as previously announced, the Company closed the sale of five solar power plants (RayLight, Liskeard 1, DiscoveryLight, FotoLight and SparkleLight) totaling 50 MW AC and valued at over C$311 million.  In addition, the Company substantially completed construction of one solar power project (Oro-Medonte 4), which had already been sold to an investor.  Most of the revenue from this project has been recognized in the previous quarters.  The Company also substantially completed the construction of the 3 Penn Energy EPC projects (Hamilton Port Hope 4, Edwardsburgh - Morrisburg 1, South Glengary).  The Company’s late stage, utility-scale solar project pipeline in Ontario, Canada, now stands at approximately 275.6 MW DC, representing a revenue opportunity of approximately C$900 million as the projects are completed and revenue can be recognized under U.S. GAAP rules.

The following table summarizes the status of the Company’s late-stage, utility-scale solar projects in Ontario, Canada at as of March 2, 2015:

Canadian Solar Developed	MWDC	Status	Expected COD[1]
Alfred	14.1	Engineering	2015 Q4
Illumination LP	14.0	Engineering	2015 Q4
Gold Light LP	14.0	In Construction	2015 Q1
Beam Light LP	14.0	Engineering	2015 Q4
Earth Light LP	14.1	Engineering	2015 Q4
Lunar Light LP	14.0	Engineering	2015 Q3
Glenarm LP	14.0	Sale closed in Q1 2015	—
Aria LP	14.8	Engineering	2015 Q4
City Lights LP	14.0	In Construction	2015 Q1
Total Canadian Solar Developed	127.0

3rd Party Developed (EPC)	MWDC	Status
Samsung Phase I	133.6	In Construction	2015 Q2
Samsung Phase II	140.0	In Construction	2015 Q3
Total EPC Projects	274.6
MW Recognized into Revenue in Prior Quarters	125.0
Total Canadian Project Backlog	275.6

1.         Commercial Operation Date

In the United States, as of March 5, the Company’s late-stage, utility-scale solar power project pipeline totals approximately 26 MW DC, compared to 84.1 MW DC at the end of the third quarter of 2014.  During the fourth quarter of 2014, the Company completed the construction and sale of one project totaling 28.4MW DC and, in the first quarter of 2015 sold several projects, including a 19.5 MW DC project in development stage.

On February 3, 2015, the Company signed a definitive agreement to acquire Recurrent from Sharp Corporation.  Once the acquisition is completed, Recurrent’s pipeline will add approximately 1.0 GW DC to the Company’s late-stage, utility-scale solar project pipeline in the United States as set out in the table below:

Recurrent Late Stage Pipeline	MWDC	State	Status	Expected COD
Astoria	131	CA	NTP in 2015	2016
Astoria 2	100	CA	NTP in 2015	2016
Project A	78	CA	NTP in 2015	2016
Mustang	134	CA	NTP in 2015	2016
Tranquility	258	CA	NTP in 2015	2016
Project B	200	TEXAS	NTP in 2015	2016
Project C	120	CA	NTP in 2015	2016
Total	1,021

Note: NTP is the Notice to Proceed, indicating the permitting process is complete and construction can start.

In Japan, the backlog of projects that are expected to be built and connected to the grid over the next three years currently stands at 606 MW DC, of which approximately 262 MW DC have full grid connection approval (Keitou Renkei Shoudakusho) and approximately 100 MWp are either in construction or near ready to start construction.  The Company expects to complete construction and grid connection of approximately 80 MWp of projects in Japan during 2015. As discussed in our press release issued on October 6, 2014, out of our total late-stage, utility-scale solar project pipeline in Japan, two projects totaling approximately 125 MWp in the Tohoku utility area, are affected by the recent changes in curtailment rules. The Company is working with the local utility to evaluate the potential impact of the curtailment rule changes on these projects.  Meanwhile the Company is evaluating several opportunities to expand its project pipeline in the Japanese market with at least 140 MWp of acquisitions currently under negotiation.

Japan Late Stage Pipeline	MWdc	Average FiT (Yen/KWh)	Expected COD
	1.2	40.0	Connected
	80.0	36.0	2015
	244.6	37.0	2016
	279.8	37.0	2017
Total	605.6

In China, the backlog of projects totals 340 MW DC. The Company expects to build and connect 320 MW DC to the grid in 2015, of which 90 MW DC started construction in the fourth quarter of 2014 and approximately 30 MW DC have been connected to the grid. Currently, the Company has approximately 70 MW DC of utility-scale power plants and 30 MW DC of roof-top solar systems in operation in China.

China Late Stage Pipeline	MWdc
Northern China	160
Eastern China	120
Xinjiang Province	30
Sichuan/Qinghai Provinces	20
Yunnan Province	10
Total	340

In Brazil the Company has won the right to develop three solar power plants totaling 114 MW DC in Vazante, in the state of Minas Gerais.  Canadian Solar expects these solar power plants to be connected to the grid in 2017.  Once connected, the electricity generated will be purchased by Agencia Nacional de Energia Eletrica, a Brazilian government entity, under a 20-year power purchase agreement at R$216.12/MWh ($86.42/MWh).

In the United Kingdom, in January of 2015, the Company acquired six solar power projects totaling 46 MW DC.  Four projects totaling 40.5 MW DC are under construction and expected to be connected to the grid in March 2015. The two other projects totaling 5.5 MW DC are expected to start construction imminently and be connected to the grid in the second quarter of 2015.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, global and local financing environment as well as uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the first quarter of 2015, the Company expects total module shipments to be in the range of approximately 1,000 MW to 1,030MW, including approximately 55 MW of shipments to the Company’s utility-scale solar projects that will not be recognized into first quarter 2015 revenue. Total revenue for the first quarter of 2015 is expected to be in the range of $725 million to $775 million, with gross margin expected to be between 16% and 18%. The gross margin guidance for the first quarter of 2015 factors in the impact of the U.S. trade case of approximately 200 basis points, the depreciation of several currencies against the U.S. dollar, and the mix of project sales expected to be recognized in Canada.

For the full year 2015, the Company expects total module shipments to be in the range of approximately 4.0 GW to 4.3 GW, including 3,300 MW to 3,500 MW of third-party module sales, 235 MW to 275 WW of project and EPC sales, and 460 MW to 490 MW of shipments to projects which will be held on the balance sheet pending the launch of a YieldCo vehicle. Total revenue for the full year 2015 is expected to be in the range of $2.8 billion to $3.0 billion.  Absent the planned change in the Company’s energy business model from a build-to-sell to a build and operate model, revenue for 2015 would be approximately $1.0 billion to $1.1 billion higher.

The estimated commercial operation date (“COD”) of all of the Company’s late-stage projects in Canada, the US, Japan and China is subject to change without notice as a result of delays in permitting and construction, among other risk factors.  The acceptance testing and closing process for projects only starts after COD.  The length of acceptance testing may be affected by solar radiation levels and other weather conditions.  As a result, the transfer of ownership to end customers may not always occur in the same quarter as COD. For the reasons noted, there is a risk that that actual results may differ from current management expectations.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented: “We continue to execute well on our long-term vision of building Canadian Solar into a leading global solar energy provider.   Once we complete the acquisition of Recurrent, our significantly expanded, globally diverse project pipeline gives us additional strategic options to create lasting value for our shareholders.  We have been reviewing various options to structure and potentially list our downstream business, and we are now planning to form a YieldCo vehicle, in order to maximize value creation for our shareholders over the long-term.  We expect that a YieldCo vehicle and its subsequent listing would enable us to capture the value inherent in our large pipeline of long-term contracted assets and to recycle capital.  We are engaged in the process of analyzing the optimal structure for a YieldCo, including the optimal asset profile. We expect to complete the sale of those Canadian projects for which we have an identified end-buyer. We may, however retain other projects that we have developed for eventual inclusion in the asset base of a YieldCo structure or add additional assets from third parties.  We plan to update the market as the process evolves.”

The Company plans to host an Investor Day in New York City on May 18, 2015 to discuss its business strategy and outlook.

Recent Developments

On February 17, 2015, Canadian Solar announced that it had acquired six solar power projects totaling 46 MW in the United Kingdom.  Four of the projects totaling 40.5 MW DC are under construction and are expected to be connected to the grid in March 2015.  Two other projects totaling 5.5 MW DC are expected to start construction before the end of February and be connected to the grid in the second quarter of 2015.

On February 2, 2015, Canadian Solar announced that it had entered into a definitive agreement with Sharp Corporation (TSE: 6753) to acquire Recurrent Energy, LLC (“Recurrent”), a leading North American solar energy developer, for approximately $265 million.  Once completed, the acquisition of Recurrent will increase Canadian Solar’s total solar project pipeline by approximately 4.0 GW to 8.5 GW, and its late-stage, utility-scale solar project pipeline by approximately 1.0 GW to 2.4 GW.  Located in California and Texas, Recurrent’s 1.0 GW late-stage, utility-scale solar project pipeline is one of the largest utility-scale solar project portfolios scheduled to be built prior to the expiration of ITC in 2016 and represents an estimated revenue opportunity of at least $2.3 billion for Canadian Solar under a build and sell business model.

On January 29, 2015, Canadian Solar provided an update on its late-stage, utility-scale solar energy project pipeline.  Canadian Solar’s total late-stage, utility-scale solar project pipeline stands at 1.4 GWp, unchanged from 1.4GWp in November of 2014 despite the completion of over 100 MWp of projects in Canada and the U.S. during the fourth quarter of 2014.  The Company has continued to make progress in expanding its solar project pipeline in several geographies, including Japan, the UK and China.

On January, 22, 2015, Canadian Solar announced the sale of the 10 MW AC Glenarm solar power plant (“Glenarm”) to an affiliate of DIF Infrastructure III.  This solar power plant is valued at over C$60 million (US$49 million) and utilizes Canadian Solar’s CS6X photovoltaic (PV) modules. The Glenarm plant will sell electricity pursuant to a 20-year Ontario Power Authority feed-in-tariff contract.  The Glenarm plant reached commercial operation in November 2014.

On January 6, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., had completed the sale of SparkleLight, a 10 MW AC solar power plant, to a subsidiary of BluEarth Renewables Inc. (“BluEarth”).  SparkleLight, which is located in Beaverton Ontario, is the third of four planned solar power plants being acquired by BluEarth from Canadian Solar.  The plant is valued at approximately C$66 million (USD$57 million) and uses Canadian Solar’s CS6X-300/305P modules made in Canada.

On January 5, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., had completed the sale of two 10 MW AC solar power plants, DiscoveryLight and FotoLight, to Renewable Energy Trust Ontario Holdings, INC/ULC, at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market.

On December 29, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., had closed the sale of the Liskeard 1 solar power facility, totaling 10 MW AC to TransCanada Corporation (TSX, NYSE: TRP). The Liskeard 1 facility, located in New Liskeard, Ontario, uses Canadian Solar’s MaxPower CS6X-P modules and is valued at approximately C$60 million ($52 million).

On December 16, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., had completed the sale of the 10 MW AC RayLight solar power plant (“RayLight”) valued at over C$65 million (USD$56 million) to One West Holdings Ltd., an affiliate of Concord Green Energy Inc.

On November 24, 2014, Canadian Solar announced that it had completed the sale of the 28.4MWp West Antelope Solar Park to Dominion Resources Inc. (NYSE: D).  The 263-acre project is located in Los Angeles County on the outskirts of Lancaster, California.  Canadian Solar supplied 94,340 high performance CS6X-300/305P Quartech photovoltaic (PV) modules to the Park.

On November 18, 2014, Canadian Solar announced that its modules will power a series of projects in Georgia totaling 5.1 MW with Atlanta-based solar developer and EPC provider SolAmerica Energy, LLC.

Conference Call Information

The Company will hold a conference call on Thursday, March 5, 2015 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., March 5, 2015 in Hong Kong).  The dial-in phone number for the live audio call is +1-877-280-4953 or +1-857-244-7310, with passcode 50810949.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call until 11:00 p.m. on March 12, 2015, U.S. Eastern Daylight Time (11:00 a.m., March 13, 2015 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 83825657.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale solar power projects. In the past 14 years, Canadian Solar has successfully deployed over 9 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable solar companies worldwide, having been publically listed on NASDAQ since 2006. For additional information about the company, products, and projects, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. In addition, formation of a YieldCo vehicle and completion of a public listing are subject to, among other things, the Company’s board approval as well as Securities and Exchange Commission regulatory approval. There is no assurance that a YieldCo will be formed or that a public listing will be consummated or that any other transaction will occur. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2014	2013	2014	2013

Net revenues	$956,152	$914,381	$519,469	$2,960,627	$1,654,356
Cost of revenues	771,287	705,090	418,213	2,379,633	1,378,661

Gross profit	184,865	209,291	101,256	580,994	275,695

Operating expenses:
Selling expenses	36,224	35,362	28,457	125,797	88,426
General and administrative expenses	29,274	14,660	24,268	76,826	44,768
Research and development expenses	3,413	3,182	3,234	12,057	11,685
Total operating expenses	68,911	53,204	55,959	214,680	144,879

Income from operations	115,954	156,087	45,297	366,314	130,816
Other income (expenses):
Interest expense	(12,101)	(11,984)	(9,948)	(48,906)	(46,244)
Interest income	4,228	3,729	2,777	14,363	11,973
Gain on change in foreign currency derivatives	14,859	15,376	8,936	19,656	10,764
Foreign exchange loss	(19,773)	(20,902)	(18,532)	(32,219)	(51,469)
Others	489	486	428	1,623	428
Other expenses, net	(12,298)	(13,295)	(16,339)	(45,483)	(74,548)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	103,656	142,792	28,958	320,831	56,268
Income tax expense	(27,478)	(34,357)	(3,687)	(77,431)	(7,640)
Equity in earnings (loss) of unconsolidated investees	(7)	86	(1,216)	487	(3,064)
Net income	76,171	108,521	24,055	243,887	45,564

Less: Net income attributable to non-controlling interests	436	4,320	3,108	4,385	13,906

Net income attributable to Canadian Solar Inc.	$75,735	$104,201	$20,947	$239,502	$31,658

Earnings per share - basic	$1.37	$1.89	$0.41	$4.40	$0.68
Shares used in computation - basic	55,157,017	54,987,668	50,494,856	54,408,037	46,306,739
Earnings per share - diluted	$1.28	$1.75	$0.39	$4.11	$0.63
Shares used in computation - diluted	60,206,680	60,239,140	53,317,482	59,354,615	50,388,284

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2014	2014	2013	2014	2013
Net Income	76,171	108,521	24,055	243,887	45,564
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(11,272)	(17,048)	(3,420)	(32,440)	1,877
Comprehensive income	64,899	91,473	20,635	211,447	47,441
Less: comprehensive income attributable to non-controlling interests	723	5,608	2,115	5,798	12,667
Comprehensive income attributable to Canadian Solar Inc.	64,176	85,865	18,520	205,649	34,774

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$549,543	$228,250
Restricted cash	439,961	451,153
Accounts receivable trade, net	366,939	280,694
Accounts receivable, unbilled	27,126	13,947
Amounts due from related parties	4,217	4,689
Inventories	432,325	231,158
Value added tax recoverable	20,271	15,705
Advances to suppliers - current	47,172	42,028
Foreign currency derivative assets	9,643	7,323
Project assets - current	235,228	344,162
Prepaid expenses and other current assets	183,461	100,247
Total current assets	2,315,886	1,719,356
Restricted cash	35,224	—
Property, plant and equipment, net	469,349	407,605
Deferred tax assets, net	66,856	62,950
Prepaid land use rights	13,286	18,776
Investments in affiliates	38,823	34,070
Intangible assets, net	6,606	5,657
Project assets - non-current	69,283	160,836
Other non-current assets	57,111	44,485
TOTAL ASSETS	$3,072,424	$2,453,735

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$725,513	$778,513
Accounts and notes payable	800,989	639,376
Amounts due to related parties	17,592	19,872
Other payables	112,584	101,266
Advances from customers	111,974	75,328
Foreign currency derivative liabilities	445	597
Other current liabilities	180,168	163,407
Total current liabilities	1,949,265	1,778,359
Accrued warranty costs	54,644	40,605
Convertible notes	150,000	—
Long-term borrowings	134,300	151,392
Liability for uncertain tax positions	15,579	17,192
Deferred tax liabilities - non-current	10,345	24,044
Loss contingency accruals	26,206	29,698
TOTAL LIABILITIES	2,340,339	2,041,290

Redeemable non-controlling interests	2,511	10,948

Equity:
Common shares	675,236	561,242
Additional paid-in capital	(25,682)	(32,121)
Retained earnings (Accumulated deficit)	46,999	(192,503)
Accumulated other comprehensive income	20,058	53,910
Total Canadian Solar Inc. shareholders’ equity	716,611	390,528
Non-controlling interests in subsidiaries	12,963	10,969
TOTAL EQUITY	729,574	401,497

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$3,072,424	$2,453,735